Filed by Thermon Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Thermon Group Holdings, Inc.

Commission File No.: 001-35159

FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

38th Annual ROTH Conference

Company Participants

•	Bruce Thames, Chief Executive Officer
•	Todd Gleason, Chief Executive Officer
•	Unidentified Speaker, Unknown

Other Participants

•	Chip Moore, Analyst, ROTH Capital Partners
•	Gerry Sweeney, Managing Director, ROTH Capital Partners
•	Unidentified Participant, Unknown, Unknown

Presentation

Gerry Sweeney {BIO 15217227 <GO>}

Good afternoon, everyone. Gerry Sweeney from ROTH Capital. Thanks for joining us for my last fireside chat of the day. Then it's 180 Blue for Spears [ph]. But this is being webcast?

Unidentified Speaker

Yes.

Gerry Sweeney {BIO 15217227 <GO>}

Okay. We can edit that out.

Unidentified Speaker

That was the best part of the introduction.

Gerry Sweeney {BIO 15217227 <GO>}

Guess what? Hey. So today, we have CECO and Thermon. We have Bruce Thame [ph], correct, right, Thames, I'm sorry, and Todd Gleason, CEO of CECO. And we also have Chip Moore.

Chip Moore {BIO 6968619 <GO>}

Hello, everybody. I cover Thermon here.

Questions And Answers

Q - Gerry Sweeney {BIO 15217227 <GO>}

Yes. With my compatriot at ROTH Capital, so analyst extraordinaire. But anyhow? So I figured we just jump right into it and just ask why this deal now and how did it come about. And just tell us your thought process on going through the due diligence and pulling the trigger.

A - Todd Gleason {BIO 15355045 <GO>}

Yes, I guess I'll start, Bruce. And then you can fill in some additional good points, I'm sure.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

So it's great to be here. Thanks for having us of course. And there's a lot there actually in a question or a group of questions.

And so I'll say this. In no particular order, but we have -- I have known and we have been monitoring and admiring what the Bruce and the team at Thermon have done for a long period of time. It's an area of the market that I am familiar with. We're a diversified industrial company. We serve a variety of engineered solutions across an entire range of heavy industry areas of need specific to process management, environmental solutions.

And what a coincidence? Thermon does much of the same thing. So you don't lead an industrial company and not pay attention to other companies that are winning, that are leading, that have niche leadership positions, that are doing things that you admire, that are launching new products that you see in the marketplace. Our customers know us. Our customers know them.

So that's where it started. It started with an acquaintance of each other as admiring each other's organizations.

When I reached out to Bruce, it was simply to get to know what he and his team are doing across some different areas of the marketplace. We don't compete. But we saw some opportunity to we might want to work together. Those conversations evolved into our announcement a few weeks ago where we see the best way to work together is actually put two winning companies together now. That each have exciting growth opportunities. That we believe that the combined organizations provide a tremendous amount of scale, global opportunities, new market opportunities commercially and operationally for us to work smarter, more efficiently together.

And that last thing I'll say is and I'm probably saying a lot here is it's not every day that you get to take a company that has a ton of momentum with another company with a ton of momentum. And as we look forward not just for the next calendar year but for years to come, this is a double digit growth combination company with 20% plus EBITDA margins.

That Rule of 30, Rule of 40 company in the industrial space isn't that common. And we believe the formation of the combination of CECO and Thermon solidifies that Rule of 30, Rule of 40 company for years to come with the market opportunities we have separately had together. And so the why now is I think it just speaks to the power that Bruce and I and our boards seek together for the next three, five plus years.

A - Bruce Thames {BIO 17266494 <GO>}

Yes. And I think, Todd, you did a fantastic job of summarizing much of it.

From Thermon's perspective, as Todd and I have been connected really since not long after he became CEO of CECO and we've compared notes throughout that period of time. And as he said, we've had some mutual respect for what each other have done with the businesses and in the market. So Todd has done a phenomenal job in repositioning CECO for growth, the expansion into water globally, the opportunities they have across the power sector and others.

As we began to talk, maybe, some of the opportunities weren't as readily apparent. But when we began to look at our operational footprint and talk about opportunities in markets and things, where they are, where we are, really saw an opportunity to accelerate Thermon's ability to build out our operational infrastructure with their locations in Korea and in China.

And we'd been looking to buy into those markets either acquiring or building manufacturing capabilities there. And as we’ve really been talking here most recently, the opportunities that Todd and the team have in the power markets is just exceptional. And 9% to 10% of Thermon's revenues are in the power sector. But as we began to talk about commercial opportunities, there is opportunities they have and relationships they have with the GE Vernovas and Siemens and others that really creates opportunities for our solutions to be able to pull those three through.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

So I'm excited about the combination of these two businesses. And I truly believe we were great independently. We both had good -- great growth stories. But together, I really believe it accelerates our abilities to execute against our strategic plans collectively.

Q - Gerry Sweeney {BIO 15217227 <GO>}

Chip, you mind if we go with one more question just to pull some more info out?

Q - Chip Moore {BIO 6968619 <GO>}

Go for it.

Q - Gerry Sweeney {BIO 15217227 <GO>}

You both have provided some synergy opportunities. But I don't think you really gone into the commercial side, right. So two questions here.

I understand, CECO, for a long time, you were looking to build out your shorter cycle business. But the long cycle business has always sort of outgrown that. And this transaction very straightforward balances out long short cycle, mid cycle, long cycle business. But that aside, can you maybe start. You were discussing how you were talking more and seeing some of these synergies. Maybe, on the commercial side, what opportunity shall we be looking at?

A - Todd Gleason {BIO 15355045 <GO>}

Yes. So really, one of the genesis of my interest in reconnecting with Bruce in 2025 was to start to better understand their investment in their controls platform, and which ironically is called Genesis. And how they grew that internally and how they utilize that as it a way to really establish even more leadership in their marketplace, it's an area where we have been looking organically and inorganically to invest in controls, monitoring, ways to connect across platforms.

And so, number one, there's a lot of synergies there where now we have a team. As we look to combine organizations, an initial platform, an opportunity for us to learn, to leverage, to grow, to offer to our customers potentially an enhanced suite of product category especially in air and water, so a lot to like about controls, period. First and foremost, that's where one of our commercial synergies will come from in the next few years.

Number two, as Bruce and I were talking about footprint, expansion operationally, commercially, we have made a focused investment to expand commercially in certain verticals and geographic markets. And we know that there's a lot of opportunities in those areas for us to utilize our established footprint each had already in those international or industrial spaces.

Then now that our commercial teams can talk because obviously this was a private transaction, we see a lot of product overlap in our larger projects. So we're winning very large multi-hundred million dollar power jobs. And in each of those, just as one example, Gerry, there are heat trace, heat process, immersion heaters, a ton of applications where we're now going to be going out and buying product. Thermon could be one of those products. We might find a way to partner and bring that suite of product through in an offering or a bid or a proposal.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

So we know that there is millions of dollars of commercial opportunities on these projects alone in our front log or in our sales pipeline, which is now $6.5 billion. We have the data. We know what's being asked of us to design in a system.

We're unique in that way. And that because we're 70% long cycle, that $6.5 billion of pipeline are specific projects. Over the next two years, with the tremendous amount of insight into what those customers need on those projects, so now, we'll be able to accelerate those conversations within this new product category that Thermon is already an established leader.

A - Bruce Thames {BIO 17266494 <GO>}

Yes. That just to add on to that, as we look at it, if you look at every one of these emission stacks, when you look at SCRs and other emissions, our tubing bundle line is all around CEMS [ph]. It's continuous emission monitoring systems. And so that's just a long hanging fruit.

The other thing is to Todd's point, our commercial teams really couldn't talk until this. Well, they [ph] didn't had no knowledge of the deal until it was announced. But shortly thereafter, we're already bidding immersion heaters on fuel conditioning systems for these big turbines.

We have a relationship with another large turbine manufacture. We get little to no business from Siemens and GE. So there is just opportunities with these OEMs to pull through our solutions.

And our heat tracing is even used in a lot of these, the Peerless filtration systems and the like to be able to heat trace louvers. Their supplier is Flying Louvers [ph], was actually buying from a third party. We'd bid on it. And now, we're being specified.

So those are just low hanging fruit that's happened in the last three to four weeks. So our commercial teams are pretty excited about the potential of the combined businesses.

Q - Chip Moore {BIO 6968619 <GO>}

Yes. I think, hey, Bruce, that might be helpful to talk about. Thermon has changed quite a bit in recent history in your 3D strategy, Guy Fieri, but, right, decarbonization, digitalization, diversification. Just talk about how it's changed the portfolio and how it might change going forward.

A - Bruce Thames {BIO 17266494 <GO>}

Yes. I think too often Thermon gets kind of bucketed in its past. And when I joined the company 11 years ago, 65% of revenues were tied to oil and gas. Half of that was upstream largely in the Canadian oil sands and Russia.

So fast forward to the day, 28% to 30% of our revenues are now oil and gas. Only 2% of that is tied to upstream CapEx. So that's all downstream. And a lot of it is recurring.

If you looked at the business back then, it was largely or I'll say largely, it was 45% CapEx and 55% OpEx. Today, it's about 83% OpEx, recurring revenues on the installed base.

We've used that 3D strategy. If you look at the growth profile of the business back from the 2017 timeframe, we've essentially and we adjust for the exit of Russia, which is about $30 million of revenue. We've had about a 9% topline growth over that period of time.

It has all been on our 3D strategy in diverse end markets. Today, more than 70% of our revenues are outside of oil and gas. And what is that? That's general industrial is a big sector for us, chemical, petrochemical, power, commercial, food and beverage, rail and transit, semiconductor, pharmaceuticals, very broad based. Our technologies are agnostic. And we'd been able to apply those across a wide range of end market verticals.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

Most recently, we've really been benefitting from electrification and the trends there. And we have some new product launches that are really exciting around medium voltage, which really enables us to provide large bulk heating in industrial applications, and also our liquid load banks, which are targeting the datacenters.

Those two product lines alone will position us to essentially have 5% to 7% growth in just two new product offerings. If we kind of complement that with a return in capital spending, we're seeing that our backlog in engineering is at a record high.

We're sitting here this year. CapEx spending and I'll say our customers' CapEx spending is up 26%. And we see that trend continuing going forward. And with some of the secular growth drivers we're seeing that we're exposed to, we see that continuing for the next three to five years.

So we really are becoming more of a growth story ourselves and see double digit growth for what would be our fiscal '27 going forward for the next several years. So we're excited about the opportunities, how we're repositioned the business and really the secular growth trends we're seeing in these big macro trends.

A - Todd Gleason {BIO 15355045 <GO>}

Now, I'd plan to take all the credit for that growth.

A - Bruce Thames {BIO 17266494 <GO>}

You can have it.

A - Todd Gleason {BIO 15355045 <GO>}

Okay.

Q - Gerry Sweeney {BIO 15217227 <GO>}

Powers come up, right. And it wouldn't be a conference in 2026 if we didn't ask about datacenter.

So I mean CECO is a -- we look at almost as a derivative play on AI, right, because AI power. You work with the turbine companies. Maybe, give us a little bit of detail what's happening on that front. And that there also -- sounds like there's some opportunity to pull more cross sell, it sounds like Thermon did not do -- it does not do much work with GE and Siemens. I think there's a third one would be Mitsubishi. And so maybe, what's the opportunity, the macro on what's happening on the power side but maybe combining all three of those turbine opportunities?

A - Todd Gleason {BIO 15355045 <GO>}

Yes. I'll hand it over Bruce and let him talk about -- let him revisit some of the new rollout of their product with relation to datacenter.

We do participate in and around datacenter. But nowhere near as interesting is power. So look, couple things. First of all, when it comes to gas turbine power, in particular, although we are certainly also in nuclear, coal still, there are still lingering coal facilities and geothermal. But gas turbine power is the boom industry, the power of choice. All you have to do is look at what GE Vernova and Siemens and others are saying about their bookings and about their growth for the next three, four, five years.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

They are -- those turbines now are growing in size to the larger frame units not to say it was easy for them just to roll out the aeroderivative turbines but it -- a lot faster and lot easier over the last few years. But now, as the market moves now towards the larger, multi-gigawatt or gigawatt or larger power gas turbine facilities in campuses, you're now moving into the frames, which is really where we win more.

There -- now, you're breaking down to two or three of us suppliers that can do the full suite of emissions comprehensive solutions. In that, as we've already mentioned, we can now bring the Thermon product line into those projects that we're winning and we've already won. We can look at opportunities coming down the pipeline.

There's a reason why just a few weeks ago we increased our bookings outlook for the year, which we started the year promoting that we thought that we were going to get greater than $1.2 billion. We've now increased that to greater than $1.5 billion. Honestly, we think that there is a magnitude above that whether it's in 2026 or in the next 12 to 18 months.

The amount that we're seeing from power especially with these large turbine orders is extremely large. These are projects that have already been booked. We're now the next chapter of that solution.

So, look, for us, power is ramping higher, not lower. Some of the questions we received when we announced the transaction is, is this a pivot away from power for us, are we starting to feel nervous about those opportunities. I'm not chuckling at the question. But the answer only forces you to chuckle and say no.

I mean we're only seeing that power wave hit us now. It started to come in last year where we booked over a billion for the first time as a company. $300 million, $400 million of that was power related. We might do that in one job.

Q - Gerry Sweeney {BIO 15217227 <GO>}

The key point here is there is very limited -- there is few companies I can provide that whole comprehensive suite. So you're sort of in that sweet spot. Maybe, just 30 seconds on what you do with the turbine.

A - Todd Gleason {BIO 15355045 <GO>}

Yes. So think of it as in the simplest is as that power combustion occurs, multiple, two, three things happen, heat, noise and emissions. There's only two or three of us in the world that can handle the heat movement and transfer whether it's the expansion, the dampers, the ducting. And then of course, as that noise needs to be admitted, we call that thermal abatement, thermal acoustics. Again, there is a few of us in the world that can handle that type of thermal exhaust and that type of thermal pressure in release.

And then last but not the least is eliminating the knocks and other airborne pollutants that come from that. So the muffler on the car muffles the sound. And if every car had to eliminate all of its emissions, we would be that company to do that.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

A - Bruce Thames {BIO 17266494 <GO>}

And I've already talked a lot about the opportunities for pull through and the power. And we do a lot in the power generation facilities themselves. We do heat tracing and those combined cycle natural gas powered plants. Those are dependent on the size and scale. If it's a gigawatts, it's maybe 1.2 million. In Gulf Coast, if you're talking about colder climates, it's certainly more than that.

So we have opportunities there. That's with heat tracing. We also have opportunities where we sell boilers into the power market for backup and for other systems. We also have an in stamp [ph]. And we do work in nuclear power particularly in Eastern Canada in the northeast, what we have in stamp [ph], which enables us to do work in nuclear. So we have other opportunities around power as well. It's about 9% to 10% of our revenues.

But if you think about combined cycle power and natural gas powered generation, I look up the value stream -- value chain. And so if you go back to our roots in oil and gas, we do a lot in natural gas, natural gas processing. So think about going upstream and midstream gas processing with fractionators. Those are $5 million to $7 million jobs. We have a very large market share of those types of opportunities.

If you think about LNG, we booked six or seven LNG projects since the beginning of our fiscal year, which started April 1st of '25. We bought six or seven big, nice LNG opportunities. And those I believe are accelerating particularly when you look at what's going on in the Middle East and the uncertainty of supply and supply disruption.

So I even think about not only just power but looking up that value chain and seeing the other opportunities that we're seeing that are linked to that.

Q - Chip Moore {BIO 6968619 <GO>}

I've got one maybe on be interested in M&A as a combined entity down the road. You've made some smart acquisitions that have led to some growth and some pretty fragmented markets, datacenter we talked about. CECO, I understand you'd been pretty acquisitive. And Todd, you've got a history with some companies that did a good job at that as well. Just the increased scale and how you think about M&A as a combined entity?

A - Todd Gleason {BIO 15355045 <GO>}

Yes. So well, both Bruce and I have the same view. So it starts with the successful combination with CECO and Thermon and a very focused growth on both companies and our current portfolio with respect to enabling our teams to get after organic growth globally to serve the markets, to serve our customers. And so we're really excited now that our teams are talking.

Our corporate organization see the same strategic opportunities in these big markets. And we're not going to starve any of our businesses for capital where we have the best opportunities to win.

Then we also happened to be starting day one with a very healthy balance sheet, 2.5 levered at the combination. So we're going to be able to look at opportunities inorganically. And as soon as we're ready, which we do not think that this integration is not complicated, there are important aspects of any integration, but culturally a lot to like; geographically, a lot of overlap.

There, Thermon is going to be our largest strategic business group. And we're not breaking up Thermon. We're not separating into other businesses that we have.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

So the hit the ground running moment needs to happen at the whistle. Our balance sheet's going to be ready to go at the whistle. We think the market opportunities that Thermon brings strategically are attractive organically and inorganically. We have a similar list of things in our pipeline.

Now, we're going to make sure the integration goes well. But I think what we're saying is that we're going to be programmatic as an M&A organization should be when we see that we have niche leadership that we can expand on and various markets geographically and other industrial markets.

So we're going to stay true to our knitting. We like what Thermon's opportunity set looks like organically and inorganically. We certainly love what we know about the business combination. And the low leverage on the balance sheet just gives us a lot of scale and punching power to go after businesses in the future that we think would be great additions to our leadership.

Q - Chip Moore {BIO 6968619 <GO>}

Audience questions perhaps. We've got a minute here.

Q - Unidentified Participant

Since you’ve announced the transaction, what do you the street has not fully appreciated or recognized?

A - Todd Gleason {BIO 15355045 <GO>}

Yes. Look, we've had an opportunity to talk to a lot of investors. There was a bit of a surprise factor no doubt. And so, look, I think that that's not an uncommon reaction is that there is the street just sort of reacts. And what do they say? Shoot first, aim later.

I think there was a little bit of confusion over the financial aspect of the transaction, how much debt would this bring on. Not to criticize other organizations, but we've all seen combinations and recent ones even over the last few years. It sounded like they might be interesting. But they're highly levered. This is not that.

So once the market I think got a chance to appreciate that this is -- this combination makes a lot of sense, we're not worried about growth on either side. If anything, this is two winning companies coming together at a really -- and a moment for us to find an even higher pinnacle for both organizations.

Just as that was starting to get digested and appreciated, we had this little war that got started. So I think the timing in that way was a little unfortunate because the headlines got trapped into a drawdown of equities not to -- now, again, this is life. This too shall pass.

Look, I think what's important to us is that the market almost always gets things right in a relatively short period of time. So we've only been out there with this transaction for a few weeks. We think the market's starting to really appreciate and get excited about what this combination means.

I know Bruce and I are convinced that as we meet with smart investors, they're going to start to really understand what this combination unlocks on day one, let alone on day thousand, right. And so that combination that we already talked about, the financial combination, the leadership of our two organizations and we believe a really powerful cultural mix of two companies that have ton of pride, the investors are going to follow it.

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FINAL TRANSCRIPT	2026-03-24
CECO Environmental Corp (CECO US Equity)

Q - Gerry Sweeney {BIO 15217227 <GO>}

Is it fair to see, from my perspective, I thought there was some portion of the street that said that was in it for this derivative power play. But the acquisition actually makes you stronger, better, a more balanced company. So at the end of the day, that was sort of my take was, okay, we dig in. It's a little different. But this, the combination of the two is a much more balanced company over the longer term.

A - Todd Gleason {BIO 15355045 <GO>}

Well, it is we think that we're still as attractive. And as it relates to the power theme, we're way more attractive as it relates to theme and that datacenter theme with the combination with Thermon. But over any horizon that I can see, this combination makes us a better company.

Q - Gerry Sweeney {BIO 15217227 <GO>}

(Inaudible). Chip?

Q - Chip Moore {BIO 6968619 <GO>}

All good. I think we're at time. So --

Q - Gerry Sweeney {BIO 15217227 <GO>}

All right. Thank you, everybody.

Q - Chip Moore {BIO 6968619 <GO>}

Thanks.

Q - Gerry Sweeney {BIO 15217227 <GO>}

Third eye blind [ph].

A - Bruce Thames {BIO 17266494 <GO>}

Thank you.

A - Todd Gleason {BIO 15355045 <GO>}

Dinner's on Bruce.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP. © COPYRIGHT 2026, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction.

Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.